NEWS RELEASE

FOR IMMEDIATE RELEASE         Contact:  John A. Alsko
                                        Vice President & CFO
                              Web Site:  www.credopetroleum.com

                 CREDO UPDATES DRILLING RESULTS

DENVER, COLORADO, June 12, 2003 - CREDO Petroleum Corporation
(NASDAQ: CRED) today announced new developments on its Oklahoma drilling program.

              ANADARKO SHELF OF NORTHWEST OKLAHOMA
                   Harper and Ellis Counties

The company's drilling program centers on its 13,000 gross acre Sand Creek Prospect and its 3,000 gross acre Two Springs Prospect, both located in Harper and Ellis Counties, Oklahoma. Drilling targets Morrow and Chester zones from 7,400 to 7,900 feet. CREDO has recently expanded its acreage ownership in the area by participating in satellite projects operated by other companies.

In total, 19 wells have been drilled on the two prospects in the last few years, of which 15 were either completed as producers or are awaiting completion. Currently, one well is drilling and 10 wells are projected for drilling. Three of those wells will be drilled in June and July. Both prospects have ample room for additional exploration.

On the east side of the Sand Creek Prospect, the company participated for a 24% interest in the Easterwood #11-23. The
7,400-foot well encountered 12 feet of Morrow sand and five feet of Chester limestone, both of which produced gas during completion testing. The well is currently awaiting pipeline connection and fracture stimulation.

Approximately one mile south of the Easterwood #11-23, the company participated in the 7,450-foot Easterwood #6-26 which encountered nine feet of Morrow sand but tested water. The well has been plugged. One mile to the south, the company drilled its 7,550-foot Arley #1-35 which was also plugged.

Three miles south of the Arley, the company is participating for a 37.5% interest in the Deanna #1-15, which is currently drilling. This well targets Morrow sand at 7,700 feet. The Deanna is the first well on the southeast corner of the Sand Creek Prospect where the company also owns significant interests in several offsetting sections.

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On the west side of the Sand Creek Prospect, the company has participated with a 12% interest in three recent wells. These wells are currently classified as "tight holes", meaning that for proprietary business reasons the company is not releasing drilling information.

Fifteen miles south of the Sand Creek Prospect, the company has drilled its third well on the Thurmond Prospect. The Thurmond-State #2-36 encountered 11 feet of Morrow sand, and is currently producing 175 Mcfg (thousand cubic feet of gas) per day. CREDO owns 37.5% and is the operator.

Three new wells will be drilled beginning in the last week of June. The Gillenwaters #1-34 will be drilled on the Two Springs
Prospect as a north step-out to the previously reported Wills #1-3. The well will test Morrow and Chester zones at 7,200 feet.
CREDO owns a 28% interest and is the operator.

On the Sand Creek Prospect, the Derby #1-22 will test Morrow sand at 7,600 feet. This step-out well will be located about one mile west of the recently completed Easterwood #11-23. CREDO is the operator and owns 36%. The Glendena #2-5 will be drilled about one-half mile south of the Glendena #1-5, which has been a prolific producer for the area. The Glendena #2-5 will test Morrow sand at 7,600 feet. The company owns 40% and is the operator.

              ANADARKO SHELF OF NORTHWEST OKLAHOMA
                          Woods County

Successful drilling is continuing in the South Fork Field located in Woods County, Oklahoma. To date, the company has joined for its 7% in drilling 13 development wells in the field. The most recent well, the Erickson #3-30, encountered 15 feet of Mississippi dolomite at 5,200 feet which electric logs indicate should be productive. The well is currently awaiting completion.

                       OKLAHOMA PANHANDLE
                          Beaver County

Development drilling is continuing on the company's Traxler property located in Beaver County, Oklahoma. The previously reported Wilkerson #2-1 encountered 36 feet of Chester limestone at 8,100 feet. For April, daily production averaged 2.3 MMcfg, nine barrels of condensate and minimal water. CREDO owns 15%.

About three-quarters of a mile southeast of the Wilkerson well, the company is preparing to drill the Ronnie #1-6 to test the Chester formation at 8,100 feet. CREDO owns 45% and will be the operator.

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                       MANAGEMENT COMMENT

James T. Huffman, President, stated, "We continue to be pleased with our Oklahoma drilling results. To maintain our momentum, we are expanding into other areas of northwest Oklahoma and participating in prospects generated by other operators."

Huffman further stated, "The combination of our Calliope wells and new drilling provide CREDO a unique mix of production and reserves. Calliope provides steady, long-lived production and reserves from mature wells, while new wells normally produce at higher initial rates but have more substantial production declines. Accordingly, CREDO's production and reserve base tends to be more stable than normal for our industry."

                            * * * * *

CREDO Petroleum Corporation is a publicly traded independent energy company headquartered in Denver, Colorado. The company is engaged in the exploration for and the acquisition, development and marketing of natural gas and crude oil in the Mid-Continent and Rocky Mountain regions. The company's stock is traded on the NASDAQ System under the symbol "CRED" and is quoted daily in the "NASDAQ Small-Cap Issues" section of The Wall Street Journal.

This press release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements included in this press release, other than statements of historical facts, address matters that the company reasonably expects, believes or anticipates will or may occur in the future. Such statements are subject to various assumptions, risks and uncertainties, many of which are beyond the control of the company. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those described in the forward-looking statements.